NOVAN, INC.

4222 Emperor Boulevard, Suite 200

Durham, North Carolina 27703

September 16, 2016

Via EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dorrie Yale and Erin Jaskot

Re:	Novan, Inc.
Registration Statement on Form S-1
Filed September 8, 2016
Registration No. 333-213276

Dear Ms. Yale and Ms. Jaskot:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on September 20, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Novan, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Wesley Holmes of Latham & Watkins LLP, special counsel to the Company, at (212) 906-1336, or in his absence, Emily Corbi at (212) 906-2937, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

In connection with this request for effectiveness, the Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Novan, Inc.

By:	/s/ Richard Peterson
Richard Peterson
Chief Financial Officer

cc:	Charles Ruck, Esq.
Wesley Holmes, Esq.
Emily Corbi, Esq.
Justin McNamee, Esq.